

May 3, 2011

Via E-Mail
Mr. Thomas Jiayao Wu
Chief Financial Officer
China Shengda Packaging Group Inc.
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re: China Shengda Packaging Group Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 28, 2011**
> **File No. 1-34997**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed April 28, 2011

1. Please tell us specifically and revise to state whether you actually engaged PwC as your independent accountant. If so, please revise to provide all of the information required to be disclosed by Item 304 of Regulation S-K. If you did not actually engage PwC as your independent accountant, please tell us the events and circumstances transpiring between November 1, 2010 and April 28, 2011 that resulted in PwC not being engaged as your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Fang Liu, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        Via E-Mail